Exhibit 99.1

MODERN SLAVERY ACT REPORT 2025

Ero Copper Corp. (“Ero,” “the Company,” “we,” or “our”) is pleased to issue our 2025 Modern Slavery Act Report (the “Report”), which reaffirms our commitment to managing modern slavery risks and discusses the steps we took in 2025 to advance this commitment. Modern slavery is a broad term used to describe various forms of exploitation, including forced labour, child labour, forced marriage, and human trafficking. Conditions of modern slavery are often established and maintained through violence, deceit, manipulation, and abuses of power. Modern slavery in all its forms violates universal principles of human rights. In accordance with our commitments, we prioritize the dignity, well - being, and rights of our employees, local communities, and all stakeholders affected by our business activities. We have a zero - tolerance policy for human rights abuses, whether in our operations, with our business partners, or throughout our supply chain, and we unequivocally reject all forms of modern slavery. Ero – Modern Slavery Act Report 2025 2

STRUCTURE AND BUSINESS Ero is a Brazil - focused, growth - oriented mining company with a diversified portfolio of copper and gold assets. We are headquartered in Vancouver, British Columbia, and our shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” We operate two copper mines in Brazil – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine located in Mato Grosso State. We hold a 99.6% ownership interest in our Brazilian copper mining subsidiary, Mineração Caraíba S.A., which owns and operates the Caraíba Operations and the Tucumã Operation, and a 97.6% ownership interest in NX Gold S.A., which owns and operates the Xavantina Operations. In addition to our operating assets, we are advancing the Furnas Copper - Gold Project, located in the mineral - rich Carajás Province in Pará State, Brazil. In July 2024, we entered into a definitive earn - in agreement with Salobo Metais S.A., a subsidiary of Vale Base Metals Limited, pursuant to which we have the right to earn a 60% interest in the project. Our operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. We are a participant in the United Nations Global Compact and a member of the Mining Association of Brazil (IBRAM). As of December 31, 2025, our workforce comprised approximately 3,546 employees and 4,380 contractors, the vast majority of which are based in Brazil. Our supply chain activities are primarily concentrated in Brazil and support our mining, processing, and project development activities, with a smaller portion of goods and services sourced internationally, including specialized equipment, consumables, and professional services. Caraíba Copper Production Bahia State Ero – Modern Slavery Act Report 2025 3 Xavantina Gold Production Mato Grosso State Furnas 1 Advanced Stage Copper - Gold Project Pará State Tucumã Copper Production Pará State Corporate Offices Belo Horizonte São Paulo For a summary of Ero Copper’s structure, including the governing law of each subsidiary, please see the Appendix. 1 For more information on the Company’s plans to earn a 60% interest in the Furnas Copper - Gold Project, please see its press releases dated October 30, 2023, and July 22, 2024.

Ero – Modern Slavery Act Report 2025 4 POLICIES AND GOVERNANCE Ero and its subsidiaries maintain a zero - tolerance stance on human rights abuses, explicitly prohibiting all forms of modern slavery across every facet of our operations – from our internal practices and employee relations to our dealings with business partners and suppliers. We manage risks associated with modern slavery and other human rights violations through a comprehensive governance framework that requires adherence to applicable legal requirements and our internal ethical standards. Oversight of modern slavery prevention is provided by Ero’s executive committee and leadership team, with support from specialized teams across the Company. Our legal and procurement teams work together to assess and address potential risks within our supply chain, while our legal and human resources teams collaborate to manage risks within our workforce. This cross - functional approach supports consistent implementation of our policies and reinforces accountability across the organization. Any confirmed incidents, should they arise, would be promptly escalated and reported to the Board’s Environmental, Health, Safety and Sustainability Committee. To date, no such incidents have been identified. As part of our ongoing commitment to strengthening our governance framework, we continued to enhance the tools and controls used to prevent, identify, and address modern slavery risks in 2025. These enhancements included the introduction of a structured inspection program for suppliers and contractors operating on site and updates to key contractual provisions to reinforce compliance and responsible business conduct expectations. Together, these measures support more consistent oversight of third - party relationships and help ensure alignment with our human rights commitments. We also maintain mechanisms that enable concerns related to our business practices to be raised and addressed. These include an anonymous grievance hotline accessible to employees, contractors, and other stakeholders, as well as ongoing monitoring and due diligence processes that support the identification of potential risks across our operations and supply chain. Our policies and governance practices are designed to evolve over time. We regularly review their effectiveness and refine our approach as our business grows, regulatory expectations develop, and our understanding of modern slavery risks deepens. Corporate Policies Ero’s corporate policies reinforce our commitment to upholding and safeguarding human rights, including the prevention of modern slavery within our business activities and supply chain. We expect that our leaders, employees, and supply chain partners adhere to our policies. • Our Code of Business Conduct and Ethics defines the standards of business conduct expected of all directors, officers, employees, contractors, and third parties associated with Ero and its subsidiaries. This policy establishes our expectation of honest and ethical behaviour and business practices, including compliance with applicable laws and regulations. • Our commitment to respecting and safeguarding human rights is further outlined by our Global Human Rights Policy, which applies to employees, contractors, and suppliers associated with Ero and its subsidiaries. The policy prohibits Ero and its suppliers from engaging in any form of modern slavery. • Our Supplier Code of Conduct establishes the standards of conduct expected of every supplier that provides goods or services to Ero and its subsidiaries. Ero’s Supplier Code of Conduct specifically prohibits suppliers from engaging in any form of modern slavery.

Ero – Modern Slavery Act Report 2025 5 • Our Health and Safety Policy outlines our commitment to protecting the health and safety of our employees and third parties, including suppliers, contractors, and consultants. This policy describes the tools, training, and workplace conditions expected to foster a culture of safety across our operations, projects, and offices. • Our Corporate Social Responsibility Policy aims to communicate and advance our goals of fostering sustainable operations in a manner that is respectful of the communities in which we live and work. Modern Slavery Prevention Framework Ero’s Modern Slavery Prevention Framework (“Framework”) defines the Company’s approach to identifying, mitigating, and remediating risks related to modern slavery. This Framework seeks to align with international best practices and supports Ero’s adherence to applicable legislation, including Brazilian law. Ero’s Modern Slavery Prevention Framework REPORTING MONITORING AND EFFECTIVENESS TRAINING AND ENGAGEMENT STANDARDS AND PROCESSES POLICIES AND GOVERNANCE We provide our stakeholders with transparent, accurate information. We evaluate our performance and work to be better each day. We give our people the tools and knowledge they need to identify and prevent modern slavery. We establish standard practices and controls that reinforce our human rights commitments. We implement policies and governance mechanisms that provide clear direction and oversight. Our Framework establishes clear standards, tools, and actions to operationalize our policy commitments. In 2025, we continued to advance the implementation of this Framework across our supply chain by enhancing due diligence and monitoring activities and strengthening oversight of on - site service providers, including through the introduction of a structured inspection program. DUE DILIGENCE AND RISK MANAGEMENT PRACTICES Continuous improvement is central to Ero’s operating philosophy and underpins our approach to preventing modern slavery. Across all phases of mine exploration, development, operation, and closure, we proactively identify risks and continuously enhance our governance, procedures, and controls. We are committed to evolving our practices in line with industry standards, both within our operations and across our supply chain. We work with a broad range of third - party suppliers, contractors, and consultants who provide the materials, equipment, expertise, and services required to operate safely and responsibly. Our supply chain includes, among other things, procurement of: • Electricity, fuel, and consumables for mining activities • Logistics and transportation for material movement • Mining and mineral processing equipment, including haul trucks, hoists, and mills • Drilling and geological services for mineral exploration • Engineering, technical, and administrative support services • Workforce support services and benefits, including on - site meals and cleaning services

Ero – Modern Slavery Act Report 2025 6 In Brazil, modern slavery risks are most prevalent in certain sectors, including livestock agriculture, domestic services, coffee farming, and construction. 1 To address these risks, Brazil has established anti - modern slavery legislation and maintains a publicly available “Dirty List,” which identifies individuals and companies with known violations of child labour and forced labour laws. We continue to use Neoway, a third - party database, to screen suppliers against Brazil’s Dirty List and other publicly available sources when assessing new vendors. In prior reporting periods, we conducted a comprehensive review and screening of our supplier base using third - party tools to identify potential risk signals and inform due diligence and supplier management decisions. In 2025, we continued to apply and refine risk - based due diligence and monitoring processes across our active supplier base. Where potential risks are identified, we apply our Integrated Due Diligence (“IDD”) Procedure, which provides a structured, risk - based approach to assessing suppliers and service providers. This process may include additional desktop research, questionnaires, document reviews, and engagement with suppliers to better understand their practices and management systems. Based on the outcome of this process, we may implement mitigation measures, apply enhanced oversight, or decline to engage with or continue relationships with certain suppliers, as appropriate. In 2025, we further strengthened oversight of certain suppliers and contractors operating on or in connection with our sites through the introduction of a structured inspection program. These inspections, which occur without prior notice, support our due diligence processes and are used to assess compliance with contractual requirements and our expectations related to human rights, working and housing conditions, and responsible business conduct. We also maintain controls to ensure that supplier information and due diligence assessments remain current and relevant. Supplier relationships are subject to periodic review, and inactive suppliers may be removed from our active supplier base. These measures support ongoing risk management and help ensure that our due diligence efforts remain focused on suppliers with active commercial relationships. Ero does not source mined materials, including ore or processed metals, from third parties. Modern Slavery Due Diligence In 2025, Ero continued to strengthen the application of our Modern Slavery Prevention Framework by enhancing the consistency, scale, and effectiveness of our due diligence processes. These processes are designed to identify, assess, and manage modern slavery risks across our operations and supply chain and to support timely and appropriate responses when concerns are identified. Our due diligence approach is risk - based and proportionate, recognizing that modern slavery risks may vary depending on the nature of activities, geographic location, duration of engagement, and the type of goods or services provided. We continuously review and refine our processes to ensure they remain aligned with regulatory expectations, industry best practices, and the evolving risk environment in which we operate. 1 Brazil Ministry of Labour and Employment (MTE), Registry of Employers that Have Submitted Workers to Conditions Analogous to Slavery (“Dirty List”), most recent update published in October 2025.

Ero – Modern Slavery Act Report 2025 7 Supply Chain Due Diligence Our IDD Procedure provides a structured framework for assessing modern slavery and other responsible business conduct risks when engaging with suppliers, contractors, and service providers. The IDD Procedure applies to new third parties prior to engagement and, where appropriate, to existing suppliers based on risk indicators and ongoing monitoring. Building on comprehensive supplier reviews conducted in prior reporting periods, we continued to apply ongoing screening and monitoring processes for both new and active suppliers using third - party tools to identify potential risk signals and inform decisions regarding enhanced due diligence, ongoing oversight, or disengagement, as appropriate . Management of Risks Within Our Operations and Activities Ero employs thousands of people across our operations and also works with contractors and service providers who perform work on or in connection with our sites. We recognize that modern slavery risks may arise not only within our supply chain, but also through workforce - related practices, particularly where third parties are involved. In addition to maintaining and actively promoting grievance mechanisms, we conduct periodic modern slavery risk training amongst our workforce to reinforce awareness and accountability. GRIEVANCE MECHANISM We maintain mechanisms that allow employees, contractors, suppliers, and other stakeholders to raise concerns related to our business practices, including potential human rights and modern slavery risks. In Brazil, we operate an ethics and compliance hotline that can be accessed anonymously by phone or online. Concerns may also be raised directly with site management, human resources teams, community engagement teams, or in accordance with our Code of Business Conduct and Ethics. Reports received through our grievance mechanisms are assessed and addressed in accordance with our internal procedures. Where appropriate, matters are escalated for further review and investigation, and corrective actions are implemented to address identified issues. Our grievance mechanisms continue to play an important role in identifying and addressing potential risks within our operations and supply chain. We regularly review the effectiveness of these mechanisms to ensure they remain accessible, trusted, and responsive, and to support continuous improvement in our risk identification and management processes. TRAINING Providing our teams with the tools and knowledge needed to identify and prevent modern slavery is an important element of our Modern Slavery Prevention Framework. Training supports awareness of human rights risks, reinforces our expectations, and enables employees to raise concerns when issues are identified. In 2025, we continued to rely on the human rights and modern slavery training program introduced in prior years, along with existing onboarding, management, and compliance processes, to support awareness and understanding of modern slavery risks across relevant functions. We will continue to assess opportunities to enhance training and awareness over time, taking into account our risk profile, operational footprint, and regulatory expectations.

Ero – Modern Slavery Act Report 2025 8 EFFECTIVENESS AND TRACKING PROGRESS We assess the effectiveness of our approach by reviewing the implementation of our policies, procedures, and controls, and by monitoring outcomes from due diligence activities, grievance mechanisms, inspections, and training programs. In 2025, we continued to review and refine our Modern Slavery Prevention Framework to strengthen its effectiveness and ensure it remains aligned with our operational footprint and risk profile. This included enhancements to supply chain due diligence processes, increased use of third - party screening tools, and strengthened oversight of certain third - party activities. We recognize that effectiveness assessment is an evolving process. We remain focused on developing and refining indicators that support consistent evaluation of our controls and enable us to identify areas for improvement over time. REMEDIATION During the reporting period, Ero did not identify any modern slavery - related matters that required remediation. Should Ero determine that remediation of modern slavery risks or concerns is appropriate, we will seek to act in accordance with our Modern Slavery Prevention Framework and international best practices considering the health, safety, dignity, and economic well - being of affected stakeholders. LOOKING AHEAD In 2026, we will continue advancing the implementation of our Modern Slavery Prevention Framework across our operations and supply chain. Our priorities include strengthening the consistency of due diligence and monitoring practices, enhancing data management and oversight processes, and expanding the application of our inspection program to a broader group of suppliers and contractors operating on or in connection with our sites. We remain committed to continuous improvement and to transparently reporting on our progress in managing modern slavery risks. STATEMENT OF APPROVAL This Report was approved by Ero Copper Corp.’s Board of Directors on March 5, 2026. In accordance with the requirements of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (“the Act”) and, in particular, section 11 thereof, I attest that I have reviewed the information contained in the Report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Report is true, accurate, and complete in all material respects for the purposes of the Act, for the reporting year ended December 31, 2025. Pursuant to section 11(4)(b)(ii) of the Act, this approval is provided on behalf of Ero Copper Corp. Makko DeFilippo President, Chief Executive Officer and Director, Ero Copper Corp. March 5, 2026

APPENDIX: CORPORATE STRUCTURE



ERO COPPER CORP.
(British Columbia)
100%
100%
100%
100%
ERO BRASIL PARTICIPAÇÕES LTDA.
(Brazil)
ERO BRASIL PARTICIPAÇÕES II LTDA.
(Brazil)
ERO GOLD CORP.
(British Columbia)
ERO COPPER (US) LTD.
(Delaware)
Furnas Project Earn-in Agreement
~99.6%
100%
~97.6%
MINERAÇÃO CARAÍBA S.A.
(Brazil)
ERO BRASIL SERVIÇOS DE GEOLOGIA LTDA.
(Brazil)
NX GOLD S.A.
(Brazil)
100%
Xavantina Operations
100%
100%
100%
MINERAÇÃO BOA ESPERANÇA S.A.
(Brazil)
Caraíba Operations
Tucumã Operation

Ero – Modern Slavery Act Report 2025 9

Ero Copper Corp. | Suite 1050 – 625 Howe St. Vancouver, BC V6C 2T6 Canada t: +1 604 449 9244 | www.erocopper.com | TSX: ERO | NYSE: ERO